Exhibit 99.1

Cizzle Brands Corporation Announces Proposed U.S. Listing and U.S. Underwritten Public Offering and Balance Sheet Improvements Through Significant Reduction in Debt

TORONTO, ONTARIO, CANADA, October 14, 2026 - Cizzle Brands Corporation (Cboe Canada: CZZL; OTCQB: CZZLF; Frankfurt: 8YF) (“Cizzle Brands” or the “Company”), the vertically integrated sports nutrition company that is elevating the game in health and wellness, announced today that it has commenced an underwritten public offering in the United States (the “Offering”) of its common shares, no par value (the “Shares”), pursuant to a registration statement filed with the United States Securities and Exchange Commission (the “SEC”), in connection with its proposed listing on a U.S. national securities exchange.

Joseph Gunnar & Co., LLC is acting as lead underwriter and D. Boral Capital LLC is acting as co-underwriter for the proposed Offering. In connection with the proposed Offering, the Company has applied to list its Shares on a U.S. national securities exchange under the symbol “CZZL”. Subject to approval of the listing and completion of the Offering, the Company’s Shares, including those currently trading on Cboe Canada Inc. (“Cboe Canada”), are expected to be listed for trading on such U.S. national securities exchange while continuing to trade on Cboe Canada.

In connection with the Offering, the Company has reached agreements with certain of its existing creditors, which are expected to substantially strengthen the Company’s balance sheet. These agreements, which are subject to completion of the Offering, will result in, amongst other things: (i) holders of convertible notes converting all or a portion of their notes into Shares; and (ii) partial repayment and a maturity extension of the vendor take-back note the Company entered into in connection with the Company’s acquisition of The CWENCH Hydration Factory.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any sale of the Shares in any U.S. state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of the Shares will be made in accordance with Canadian securities laws, the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the applicable laws of any jurisdiction where such Shares, if any, are sold. The Offering is subject to market and other conditions, including the approval of Cboe Canada, and the completion of the stock exchange review process. There can be no assurance as to whether or when the proposed Offering may be completed or as to the actual size or terms of the Offering.

The Company is offering the Shares only in the United States and in certain other jurisdictions outside of Canada pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated October 7, 2025 (the “Base Shelf Prospectus”). The Prospectus Supplement will be filed with the securities regulators in all of the provinces and territories of Canada and with the SEC, as part of the Company’s registration statement on Form F-10 (File No. 333-298427) which was filed with the SEC, under the U.S. Securities Act in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Prior to forming an investment decision, prospective investors should read the Base Shelf Prospectus, the Prospectus Supplement, once filed, and the documents incorporated by reference therein, including any marketing materials, which will be available on the Company’s SEDAR+ profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov/edgar. The Base Shelf Prospectus is, and the Prospectus Supplement will be, accessible on SEDAR+ and on EDGAR.

An electronic or paper copy of the Base Shelf Prospectus and the Prospectus Supplement, upon filing, and any amendments thereto, may be obtained, without charge, from Joseph Gunnar & Co., LLC, Prospectus Department, 40 Wall Street, 30th Floor, New York, NY 10005, telephone 212-440-9600, email: prospectus@jgunnar.com, or D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, email: dbccapitalmarkets@dboralcapital.com.

Consolidation

Although not yet effective, the Company’s board of directors has approved a consolidation of its outstanding Shares on the basis of up to one (1) post-consolidation common Share for every twenty-five (25) pre-consolidation Shares (the “Consolidation”). The Company anticipates effecting the Consolidation in conjunction with the pricing of the Offering. The Consolidation remains subject to the approval of Cboe Canada.

The Consolidation is intended to allow the Company to meet the minimum share price requirement of the U.S. national securities exchange and is being undertaken in connection with the Company’s proposed U.S. listing. The Consolidation will not affect a shareholder’s proportionate ownership interest in the Company, except for adjustments resulting from the treatment of fractional Shares.

The Company currently has 230,434,141 Shares issued and outstanding. Following the Consolidation, assuming a consolidation ratio of 25:1, the Company expects to have approximately 9,217,365 Shares issued and outstanding, prior to rounding for fractional shares and prior to giving effect to the Offering.

The Company’s name and stock symbol will remain unchanged following the Consolidation. The new CUSIP number will be 17888V201 and the new ISIN will be CA17888V2012 for post-Consolidation Shares.

No fractional Shares will be issued if, as a result of the Consolidation, a registered shareholder would otherwise be entitled to a fractional Share. Instead, any fractional interest resulting from the Consolidation will be rounded down to the nearest whole Share. Any of the Company’s outstanding stock options, warrants and other convertible securities will be adjusted on the same basis (up to 25:1) to reflect the Consolidation in accordance with their respective terms, with proportionate adjustments to be made to the exercise prices.

About Cizzle Brands Corporation

Cizzle Brands Corporation is a vertically integrated sports nutrition company that is elevating the game in health and wellness. Through extensive collaboration and testing with leading athletes and trainers across several sports, Cizzle Brands has launched three game-changing brands: (i) CWENCH Hydration™, a better-for-you sports drink that is now carried in over 6,900 locations in Canada, the United States, and Europe; (ii) Spoken™ Nutrition, a premium brand of athlete-grade nutraceuticals that carry the prestigious NSF Certified for Sport® qualification; and (iii) HappiEats™, upgrading everyday eats with high-performance foods such as Sport Pasta™ and SnakStars™ Sport Bites. It also owns and operates The CWENCH Hydration Factory, a manufacturing facility that produces CWENCH Hydration and other leading beverage brands in Tetra Pak packaging. All Cizzle Brands products are designed to help people of all ages achieve their best in competitive sports and in living a healthy, vibrant, active lifestyle.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, certain of which are unknown. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “expects,” “will continue,” “is anticipated,” “anticipates,” “believes,” “estimated,” “intends,” “plans,” “forecast,” “projection,” “strategy,” “objective,” and “outlook”) are not historical facts and may be forward-looking statements, including, but not limited to, the statements regarding the timing and completion of the proposed Offering in the United States; approval of the Company’s listing application and the anticipated listing of the Company’s common shares on a U.S. national securities exchange; the timing, implementation and effects of the proposed share consolidation; and the Company’s expectations that the Offering and related transactions will satisfy applicable listing requirements and be completed on the expected timeline, or at all. These statements may involve estimates, assumptions, and uncertainties that could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. No assurance can be given that these expectations will prove to be correct, and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. These assumptions include, but are not limited to, capital markets conditions and investor demand being sufficient to complete the Offering on acceptable terms; the Company, the underwriters and other parties being able to satisfy customary closing conditions; the SEC and stock exchange review processes proceeding on the timelines currently anticipated; the Company’s ability to meet applicable listing requirements following the consolidation and in connection with the Offering; and the absence of material adverse changes in the Company’s business, financial condition, operations or prospects. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include but are not limited to market volatility or adverse conditions that may impact the Offering; the Company’s inability to obtain, or delays in obtaining, regulatory or exchange approvals; and those described under “Risk Factors” in the Company’s registration statement on Form F-10, including the prospectus supplement relating to the Offering, or in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

Neither Cboe Canada nor its Regulation Services Provider (as that term is defined in the policies of Cboe Canada) accepts responsibility for the adequacy or accuracy of this release.

For more information about Cizzle Brands, please visit: https://www.cizzlebrands.com

For more information about CWENCH Hydration™, please visit: https://www.cwenchhydration.com

For more information about Spoken™ Nutrition, please visit: https://www.spokennutrition.com

For more information about HappiEats™, please visit: https://www.myhappieats.com

On behalf of the Board of Directors of the Company,

CIZZLE BRANDS CORPORATION

“John Celenza”

John Celenza, Founder, Chairman, and Chief Executive Officer

For further information, please contact:

Setti Coscarella

Head of Corporate Development

investors@cizzlebrands.com

1-844-588-2088